UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67948

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 AND ENDING December 31, 2018

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pharus Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

551 Fifth Avenue, Suite 1125

(No. and Street)

New York	NY	10176
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken Harrell   (212)804-0100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group LLC

(Name – if individual, state last, first, middle name)

400 Old Forge Lane, Suite 401	Kennett Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, Ken Harrell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pharus Securities, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2-22-19

Signature

Managing Member

Title

KHATUNA IURCHENKO
Notary Public - State of New York
NO. 01IU6372446
Qualified in Kings County
My Commission Expires Mar 19, 2022

02/22/2019

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pharus Securities, LLC
Financial Statements and Supplemental Schedule
Year Ended December 31, 2018

Pharus Securities, LLC
TABLE OF CONTENTS



RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Pharus Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pharus Securities, LLC, as of December 31, 2018, and the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2018 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Pharus Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Pharus Securities, LLC's management. Our responsibility is to express an opinion on Pharus Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Pharus Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital and aggregate indebtedness under rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Pharus Securities, LLC's financial statements. The supplemental information is the responsibility of Pharus Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital and aggregate indebtedness under rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, LLC

We have served as Pharus Securities, LLC's auditor since 2018.

Kennett Square, Pennsylvania
February 23, 2019

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348 1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

Pharus Securities, LLC
Statement of Financial Condition
As of December 31, 2018

ASSET

Current assets:	
Cash	$ 26,385
Prepaid expenses	11,477
Total Current Assets	37,862
Other assets:	
Equity investment- at fair value	156,153
Total Assets	$194,015

LIABILITIES & MEMBER EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$ 1,825
Total Current Liabilities	1,825
Member's Equity:	
Common units	94,000
Retained earnings	98,190
Member's equity	192,190
Total Liabilities & Member Equity	$194,015

Please see the notes to the financial statements.

Pharus Securities, LLC
Statement of Income
For the Year Ended December 31, 2018

Success fees income	$485,761
Retainer income	100,000
Client expenses	(37,807)
Loss on investment	(155,629)
Net revenues	392,425
General and administrative expenses:	
Rent expense	66,000
Employee compensation and benefit	51,544
Professional fees	42,092
General administration	4,481
Total general and administrative expenses	164,117
Net income	$228,308

Please see the notes to the financial statements.

Pharus Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

	Common Units	Retained Earnings	Member's Equity
Balance at December 31, 2017	$ 94,000	$ 284,882	$378,882
Distribution to member		(415,000)	(415,000)
Net income		228,308	228,308
Balance at December 31, 2018	$ 94,000	$ 98,190	$192,190

Please see the notes to the financial statements.

8

Pharus Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Operating activities:	
Net income	$228,308
Changes in other operating assets and liabilities:	
Prepaid expenses	(21)
Equity Investment	142,712
Net cash provided by operations	370,999
Financing activities:	
Distribution to member	(415,000)
Net cash used by financing activities	(415,000)
Net decrease in cash during the fiscal year	(44,001)
Cash at December 31, 2017	70,386
Cash at December 31, 2018	$ 26,385

Please see the notes to the financial statements.

Pharus Securities, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2018

1. Organization

Pharus Securities, LLC (the Company) is a privately held limited liability company formed in Delaware in 2007 for the purpose of conducting business, beginning in 2008, as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. The Company is required to meet the rules and regulations of the Securities and Exchange Commission (SEC) and the Divisions of Securities in the states the Company is registered. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues-
Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

2. Summary of Significant Accounting Policies (continued)

Investment in Preferred Units: In June of 2015, the Company purchased preferred units in a privately held company. This investment is carried at cost and has no readily determinable fair value. Management has determined that the investment has not been impaired at December 31, 2018.

Income taxes- The Company's taxable income is reported by the individual members and therefore, no provision for federal income taxes has been included in these financial statements.

Adoption of new accounting standards- On January 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") using the modified retrospective method (i.e., applied prospectively effective January 1, 2018 without revising prior periods), which had no impact on the Company's opening retained earnings.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Pharus Securities, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2018

3. Fair Value of Financial Instruments (continued)

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, prepaid expenses, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair value at December 31, 2018 because of their short-term nature.

4. Fair Value of Equity Securities in Intersection

In accordance with ASU 2016-01, the fair value of the Company's equity securities in Intersection have been adjusted to measure the investment at cost, less impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investment of the same issuer.

5. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2018, the Company had net capital of $24,560 and net capital requirement of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.07 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

Pharus Securities, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2018

6. Related Party Transactions

The Company has entered into an agreement to share various administrative expenses with a company related to the Company through common ownership. Under the terms of the agreement, the Company is obliged to pay the related party for administrative costs as defined by the agreement. For the year ended December 31, 2018, the expense sharing agreement required payment of $6,000 per month to pay for occupancy costs. The total of expense sharing payments made during 2018 was $66,000.

7. Subsequent Events

The Company has performed an evaluation of subsequent events through February 23, 2019, the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

Schedule I & II
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:

Members' equity	$ 192,190
DEBITS:	
Nonallowable assets:	
Equity investment- at fair value	(156,153)
Prepaid expenses	(11,478)
NET CAPITAL	$ 24,560
Less haircuts on securities	0
ADJUSTED NET CAPITAL	$ 24,560
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$ 19,560
AGGREGATE INDEBTEDNESS:	$ 1,825
AGGREGATE INDEBTEDNESS TO NET CAPITAL	7.43%

There is no material difference existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing as of December 31, 2018.

Pharus Securities, LLC
551 5ᵗʰ Avenues- Suite 1125
New York, NY 10176

December 31, 2018

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Pharus Securities, LLC is exempt from Rule 15c3-3 reporting pursuant to provision 15c-3(k)(2)(i) of SEC Rule 15c3-3 (the "exemption provisions").

Pharus Securities, LLC met the identified provision throughout the most recent fiscal year without exceptions as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with our activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Thank you.



Ken Harrell
Managing Member



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Pharus Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) Pharus Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Pharus Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Pharus Securities, LLC stated that Pharus Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Pharus Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pharus Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, LLC

Kennett Square, Pennsylvania

February 23, 2019

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com



RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Pharus Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 rules, we have performed the procedures enumerated below, which were agreed to by Pharus Securities, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Pharus Securities, LLC for the year ended December 31, 2018, solely to assist you and the SIPC in evaluating Pharus Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Pharus Securities, LLC's management is responsible for Pharus Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting that the Annual Audited Report Form X-17A-5 Part III reported $29 more total revenue than was reported on Form SIPC-7;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RW Group, LLC

Kennett Square, PA
February 23, 2019

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com